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                                 April 27, 2022

       Bryan C. Gunderson
       President and Chief Executive Officer
       Falcon Minerals Corporation
       609 Main Street, Suite 3950
       Houston, TX 77002

                                                        Re: Falcon Minerals
Corporation
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed April 14,
2022
                                                            File No. 001-38158

       Dear Mr. Gunderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed April 14, 2022

       Unaudited Pro Forma Condensed Consolidated Combined Financial Statements
       Note 2. Unaudited Pro Forma Condensed Consolidated Combined Balance
Sheet
       Transaction Adjustments, page 79

   1. We note the expanded disclosure you provided in response to prior comment 2. Please expand your discussion
on page 80 to provide a qualitative description of the factors that support the fair value
mark-up to Falcon's Unproved oil and gas properties.
       Market Prices and Dividends
       Post-Combination Company Financial Philosophy, page 261

   2. We note your revised disclosure stating that the Post-Business Combination Company anticipates that its
board of directors will "initially target" distributing to holders of Falcon
                                                        Class A Shares and
Falcon Partnership Units a quarterly dividend of at least 65% of
 Bryan C. Gunderson
Falcon Minerals Corporation
April 27, 2022
Page 2
      discretionary cash flow, defined as Adjusted EBITDA less cash interest expense and cash taxes. Revise to explain how this dividend policy is different from Falcon Mineral's current dividend policy so that shareholders may better assess the new dividend disclosure and disclose when you expect this new dividend target will commence.
3. Please expand to explain the disclosure that the Post-Combination Company expects
      approximately 70% of the Post-Combination Company   s distributions paid
in 2022 will
      generally constitute non-taxable reductions of tax basis and clarify whether this is a belief of management or the opinion of tax counsel.
4.    We note the disclosure on page 65 that Desert Peak   s revolving credit
facility contains
      certain customary representations and warranties and various covenants and restrictive
      provisions that limit KMF Land   s, its direct parent   s and its
subsidiaries    ability to, among
      other things, pay dividends on, or make other distributions to holders of their equity interests. At an applicable section, please revise to balance your disclosure to describe the restrictions or limitations included in your material agreements to pay dividends on or make other distributions to holders of their equity interests. We further note disclosure that in connection with the Closing, you expect to terminate the Desert Peak revolving credit facility and replace it with a new revolving credit facility to be entered into by the
      Post-Combination Company or one of its subsidiaries. Last, please revise your risk factor section to disclose that any declared dividends for the Post-Business Combination
      Company will vary from quarter to quarter as a result of variations in discretionary cash flow.
        You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727, or John Hodgin,
Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Jennifer O'Brien,
Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-
3311 if you have questions regarding comments on the financial statements and related matters.
Please contact Anuja A. Majmudar, Staff Attorney, at 202-551-3844, or Loan Lauren Nguyen,
Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameBryan C. Gunderson
                                                             Division of
Corporation Finance
Comapany NameFalcon Minerals Corporation
                                                             Office of Energy &
Transportation
April 27, 2022 Page 2
cc:       Nick S. Dhesi
FirstName LastName